

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via E-mail
Imelda Navarro
Chief Financial Officer
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, Texas 78042-1359

    Re: **International Bancshares Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 25, 2013
             File No. 0-09439

Dear Ms. Navarro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13 International Bancshares Corporation 2012 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Probable Loan Loss, page 8

1. On page 11 of the Form 10-K you disclose that the decrease in the ALL is mainly due to the continued "workout" of the impaired loans previously identified by the company. We also note on page 8 that loans accounted for as troubled debt restructuring were not significant. Please tell us and revise future filings to discuss what type of impaired loan workouts you do and how you determined they were not troubled debt restructurings.

Additionally, please disclose the actual balances of troubled debt restructurings consistent with Item III.C of Industry Guide III in future filings.

2. We noted that loan charge-offs increased approximately 200% from year ended 12/31/2011 to 12/31/2012. Please tell us and revise future filings to discuss the reasons for the increase, including any unusual or one-time event(s) which may have impacted or contributed to this change (such as any changes to your charge-off policy).

3. Please revise future filings to include a thorough explanation of the changes in the amount of loans outstanding, non-accrual loans, impaired loans, and any other information that will help an investor better understand the changes in your loan portfolio. We note Item 303 of Regulation S-K.

4. Please tell us and revise your future filings to disclose whether you have performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

   - Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
   - Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
   - Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
   - Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;
   - Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
   - Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.
   - Clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio.

Asset/Liability Management, page 18

5. We note your disclosures related to your interest rate sensitivity and income simulation analysis as it relates to your asset/liability management. Please revise future filings to discuss any established, specific policy limitations or targets for each of market risk sensitivity measurements as developed by management and/or any respective board committee, to the extent applicable.

Consolidated Statements of Income, page 32

6. We note that Other Expenses are 10.53% of total interest income and other income combined. Please revise to separately disclose any item of other expense that exceeds one percent of the aggregate of total interest income and other income. Refer to Regulation S-X Article 9 Rule 9-04.14

Note 1. Summary of Significant Accounting Policies

Loans, page 40

7. Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

   - Disclose whether you charge-off a loan after the loan is a certain number of days delinquent.
   - Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during the periods presented.
   - Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve.
   - Disclose the amount of nonperforming and impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off.

Note 21. Fair Value, page77

8. We note your reference to collateral dependent loans on page 80. Please revise your future filings to disclose how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

Proxy Statement

Compensation Discussion and Analysis

9. Please state whether and, if so, how the Company considered the results of its most recent shareholder advisory vote on executive compensation as required by Item 402(b)(1)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3492 if you have questions regarding our comments on the financial statements and related matters. Please contact Joshua Samples, Staff Attorney, at (202) 551-3199 or Mike Clampitt, Reviewing Attorney, at (202) 551-3434 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant